Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities

Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

Federal Communications Commission (FCC) Section 214 Filing

On November 26, 2008, CenturyTel and EMBARQ filed an Application for Consent to Transfer of Control with the FCC. We are excited to have completed this step in the merger approval process.

The key issue for the FCC when considering the application is whether the proposed merger between CenturyTel and EMBARQ is in the public interest. The filing makes the case that this merger is in the public interest as it will provide benefits to consumers of both companies.

CenturyTel and EMBARQ have asked the FCC to find that “the public interest, convenience and necessity will be served” by the proposed merger, and to consent to the transfer of control of EMBARQ’s FCC authorizations to CenturyTel.

The next step in the process will be for the FCC to put the application out for Public Notice and comment.

The filing states:

The proposed transaction offers the potential for a combined enterprise that can more efficiently meet the needs of its customers, especially those customers in rural and smaller markets. The transaction will position the new entity as a financially-strong market participant, allowing it to invest in new and existing technologies, networks, and services, which will produce substantial benefits to customers. At the same time, the merger will not interrupt the quality services that CenturyTel and Embarq customers currently receive and presents no danger of anti-competitive harm. Because the public benefits of the transaction greatly outweigh any conceivable harms, the Applicants respectfully request that the Commission consent to the transfer of control of domestic Section 214 authorizations held by Embarq and its subsidiaries to CenturyTel.

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. At the appropriate time, CenturyTel and EMBARQ will mail the final joint proxy statement-prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.